UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

	For Period Ended:	December 28, 2002

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Elgar Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

9250 Brown Deer Road
Address of Principal Executive Office (Street and Number)

San Diego, CA 92121-2294
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In accordance with Rule 12(b)-25(b)(2) of the Securities Exchange Act of 1934, as amended, and pursuant to Part II(b) of this Form 12b-25, the Registrant undertakes to file its Form 10-K within fifteen calendar days following the Form 10-K's prescribed due date.  The reason for the delay in filing the Registrant's 10-K is that Elgar Holdings, Inc. (Elgar) is in discussions with its independent public accountants regarding the audit report to the financial statements for the year ended December 28, 2002.  Elgar is currently in negotiations with its lending institution that will have bearing on the audit report.  Elgar believes the negotiations will be concluded within 15 calendar days following the due date for filing its Form 10-K.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	John P. Mei	(858)	458-0204
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Set forth below is a summary of the differences in net sales, operating revenue and net loss for the fiscal years ended December 28, 2002 (Fiscal 2002) and December 29, 2001 (Fiscal 2001):

Net sales.  Net sales in Fiscal 2002 were $48.4 million, a decrease of $10.3 million, or 17.5%, from net sales of $58.7 million in Fiscal 2001.

Operating income.  Operating income was $4.6 million in Fiscal 2002, an increase of $2.7 million, or 142.1%, from operating income of $1.9 million in Fiscal 2001.

Net loss.  Net loss was $7.4 million in Fiscal 2002, a $2.8 million improvement from a net loss of $10.2 million in Fiscal 2001.

Elgar Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 28, 2003	By	/s/ John P. Mei
John P. Mei Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).